CONSULTING SERVICES AGREEMENT

This Consulting Agreement ("Agreement") is made by and between Mark Crist, an individual ("Consultant"), whose address is 5309 S.W. 8th Court, Margage,
Florida 33068, and Internet Business's International,
Inc., a Nevada corporation ("Client"), having its principal place of business at 3900 Birch Street, Suite 111, Newport Beach, California 92660.

WHEREAS, Consultant has knowledge and expertise in many areas including identifying, investigating, analyzing, and evaluating businesses from the standpoint of assessing their worth as acquisition targets of publicly traded companies, their worth as an operating entity, as well as the value which may be imputed to them by the investing public, and assisting in whatsoever negotiations may be necessary to achieve business transactions with those entities;

WHEREAS, Consultant, in the course of his business activities, gains knowledge of certain business opportunities which may be useful to other persons or companies to which these opportunities are currently unknown;

WHEREAS, Consultant desires to be engaged by Client to provide information, identification, investigation, evaluation and negotiation services to the Client on the terms and subject to the conditions set forth herein;

WHEREAS, Client is a publicly held corporation with its common stock shares trading on the Over the Counter Bulletin Board under the ticker symbol
"IBUI," and desires to further develop its business and increase it's common stock share's value by combining its business through acquisition of, or arranging some other business transaction with, another publicly or privately held company;

WHEREAS, the intent of Client is to take advantage of certain business opportunities which Client believes to exist but which are currently unknown to Client;
and

WHEREAS, Client desires to engage Consultant to provide information, identification, investigation, evaluation and negotiation services on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration for those services
Consultant provides to Client, the parties agree as follows:

1.	Services of Consultant.

Consultant agrees to perform for the Client all services and consulting related to analyzing, negotiating and advising Client on any potential corporate acquisition, mergers or affiliations. In addition, Consultant shall advise and assist in the development and creation of new products for Client.
Consulting services include, but are not limited to, analyzing and negotiation of any potential merger candidates, and any and all companies that the Consultant and Client mutually agree are suitable acquisition or partner candidates. In addition, Consultant agrees to perform for the Client all services and consulting with respect to the conception and implementation of a plan of action to obtain financing for the capitalization of Client.

2.	Consideration.

Client agrees to pay Consultant, as his fee and as consideration for services provided, Ten Million
(10,000,000) shares of S-8 free trading common stock in Client. Shares are due and payable immediately upon the effectiveness of the Form S-8 Registration
Statement with the U.S. Securities and Exchange
Commission and with any appropriate states securities administrator.

3.	Confidentiality.

Each party agrees that during the course of this Agreement, information that is confidential or of a proprietary nature may be disclosed to the other party, including, but not limited to, product and business plans, software, technical processes and formulas, source codes, product designs, sales, costs and other unpublished financial information, advertising revenues, usage rates, advertising relationships, projections, and marketing data
("Confidential Information"). Confidential
Information shall not include information that the receiving party can demonstrate (a) is, as of the time of its disclosure, or thereafter becomes part of the public domain through a source other than the receiving party, (b) was known to the receiving party as of the time of its disclosure, (c) is independently developed by the receiving party , or
(d) is subsequently learned from a third party not under a confidentiality obligation to the providing party.

4.	Late Payment.

Client shall pay to Consultant all fees within fifteen (15) days of the due date. Failure of Client to finally pay any fees within fifteen (15) days after the applicable due date shall be deemed a material breach of this Agreement, justifying suspension of the performance of the "Services" provided by Consultant, will be sufficient cause for immediate termination of this Agreement by Consultant. Any such suspension will in no way relieve Client from payment of fees, and, in the event of collection enforcement, Client shall be liable for any costs associated with such collection, including, but not limited to, legal costs, attorneys' fees, courts costs, and collection agency fees.

5.	Indemnification.

(a)	Client.

Client agrees to indemnify, defend, and shall hold harmless Consultant and /or his agents, and to defend any action brought against said parties with respect to any claim, demand, cause of action, debt or liability, including reasonable attorneys' fees to the extent that such action is based upon a claim that: (i) is true, (ii) would constitute a breach of any of Client's representations, warranties, or agreements hereunder, or (iii) arises out of the negligence or willful misconduct of Client, or any Client Content to be provided by Client and does not violate any rights of third parties, including, without limitation, rights of publicity, privacy, patents, copyrights, trademarks, trade secrets, and/or licenses.

(b)	Consultant.

Consultant agrees to indemnify, defend, and shall hold harmless Client, its directors, employees and agents, and defend any action brought against same with respect to any claim, demand, cause of action, debt or liability, including reasonable attorneys' fees, to the extent that such an action arises out of the gross negligence or willful misconduct of Consultant.

(c)	Notice.

In claiming any indemnification hereunder, the indemnified party shall promptly provide the indemnifying party with written notice of any claim, which the indemnified party believes falls within the scope of the foregoing paragraphs. The indemnified party may, at its expense, assist in the defense if it so chooses, provided that the indemnifying party shall control such defense, and all negotiations relative to the settlement of any such claim. Any settlement intended to bind the indemnified party shall not be final without the indemnified party's written consent, which shall not be unreasonably withheld.

6.	Limitation of Liability.

Consultant shall have no liability with respect to Consultant's obligations under this Agreement or otherwise for consequential, exemplary, special, incidental, or punitive damages even if Consultant has been advised of the possibility of such damages.
In any event, the liability of Consultant to Client for any reason and upon any cause of action, regardless of the form in which the legal or equitable action may be brought, including, without limitation, any action in tort or contract, shall not exceed ten percent (10%) of the fee paid by Client to Consultant for the specific service provided that is in question.

7.	Termination and Renewal.

(a)	Term.

This Agreement shall become effective on the date appearing next to the signatures below and terminate one (1) year thereafter. Unless otherwise agreed upon in writing by Consultant and Client, this Agreement shall not automatically be renewed beyond its Term.

(b)	Termination.

Either party may terminate this Agreement on thirty
(30) calendar days written notice, or if prior to such action, the other party materially breaches any of its representations, warranties or obligations under this Agreement. Except as may be otherwise provided in this Agreement, such breach by either party will result in the other party being responsible to reimburse the non-defaulting party for all costs incurred directly as a result of the breach of this Agreement, and shall be subject to such damages as may be allowed by law including all attorneys' fees and costs of enforcing this Agreement.

(c)	Termination and Payment.

Upon any termination or expiration of this Agreement, Client shall pay all unpaid and outstanding fees through the effective date of termination or expiration of this Agreement. And upon such termination, Consultant shall provide and deliver to Client any and all outstanding services due through the effective date of this Agreement.

8.	Miscellaneous.

(a)	Independent Contractor.

This Agreement establishes an "independent contractor" relationship between Consultant and
Client.

(b).	Rights Cumulative; Waivers.

The rights of each of the parties under this Agreement are cumulative. The rights of each of the parties hereunder shall not be capable of being waived or varied other than by an express waiver or variation in writing. Any failure to exercise or any delay in exercising any of such rights shall not operate as a waiver or variation of that or any other such right. Any defective or partial exercise of any of such rights shall not preclude any other or further exercise of that or any other such right. No act or course of conduct or negotiation on the part of any party shall in any way preclude such party from exercising any such right or constitute a suspension or any variation of any such right.

(c)	Benefit; Successors Bound.

This Agreement and the terms, covenants, conditions, provisions, obligations, undertakings, rights, and benefits hereof, shall be binding upon, and shall inure to the benefit of, the undersigned parties and their heirs, executors, administrators, representatives, successors, and permitted assigns.

(d)	Entire Agreement.

This Agreement contains the entire agreement between the parties with respect to the subject matter hereof. There are no promises, agreements, conditions, undertakings, understandings, warranties, covenants or representations, oral or written, express or implied, between them with respect to this Agreement or the matters described in this Agreement, except as set forth in this Agreement. Any such negotiations, promises, or understandings shall not be used to interpret or constitute this Agreement.

(e)	Assignment.

Neither this Agreement nor any other benefit to accrue hereunder shall be assigned or transferred by either party, either in whole or in part, without the written consent of the other party, and any purported assignment in violation hereof shall be void.

(f)	Amendment.

This Agreement may be amended only by an instrument in writing executed by all the parties hereto.

(g)	Severability.

Each part of this Agreement is intended to be severable. In the event that any provision of this Agreement is found by any court or other authority of competent jurisdiction to be illegal or unenforceable, such provision shall be severed or modified to the extent necessary to render it enforceable and as so severed or modified, this Agreement shall continue in full force and effect.

(h)	Section Headings.

The Section headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(i)	Construction.

Unless the context otherwise requires, when used herein, the singular shall be deemed to include the plural, the plural shall be deemed to include each of the singular, and pronouns of one or no gender shall be deemed to include the equivalent pronoun of the other or no gender.

(j)	Further Assurances.

In addition to the instruments and documents to be made, executed and delivered pursuant to this Agreement, the parties hereto agree to make, execute and deliver or cause to be made, executed and delivered, to the requesting party such other instruments and to take such other actions as the requesting party may reasonably require to carry out the terms of this Agreement and the transactions contemplated hereby.

(k)	Notices.

Any notice which is required or desired under this Agreement shall be given in writing and may be sent by personal delivery or by mail (either a. United
States mail, postage prepaid, or b. Federal Express or similar generally recognized overnight carrier), addressed as follows (subject to the right to designate a different address by notice similarly given):

To Client:

Albert R. Reda
Internet Business's International, Inc.
3900 Birch Street, Suite 111
Newport Beach, California 92660

To Consultant:

Mark Crist
5309 S.W. 8th Court
Margage, Florida 33068

(l)	Governing Law.

This Agreement shall be governed by the interpreted in accordance with the laws of the State of California without reference to its conflicts of laws rules or principles. Each of the parties consents to the exclusive jurisdiction of the federal courts of the State of California in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions.

(m)	Consents.

The person signing this Agreement on behalf of each party hereby represents and warrants that he has the necessary power, consent and authority to execute and deliver this Agreement on behalf of such party.

(n)	Survival of Provisions.

The representations and warranties contained in
Article VIII of this Agreement and any liability of one Constituent Corporation to the other for any default under the provisions of Articles VII or VIII of this Agreement, shall expire with, and be terminated and extinguished by, the merger under this Agreement on the Effective Date.

(o)	Execution in Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and have agreed to and accepted the terms herein on this date, appearing next to their signatures.

Internet Business's International, Inc.


By :/s/  Albert R. Reda
				Albert R. Reda, Chief Executive Officer


Mark Crist